FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1       Doc re. Pricing Supplement dated 13th January 2004
No. 2       FRN Variable Rate Fix dated 14th January 2004
No. 3       FRN Variable Rate Fix dated 14th January 2004
No. 4       FRN Variable Rate Fix dated 16th January 2004
No. 5       FRN Variable Rate Fix dated 16th January 2004
No. 6       FRN Variable Rate Fix dated 16th January 2004
No. 7       Director Shareholding dated 16th January 2004



Document No. 1

Pricing Supplement


Series Number                        296

Description:                         GBP722,000

Currency/ Principal Amount:          Pounds Sterling

Issue Price:                         100 per cent

Specified Denomination               GBP1,000

Issue Date:                          8 December 2003

Maturity Date:                       7 December 2007

ISIN:                                XS018214972

  A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
          Document Viewing Facility, which is situated at:


Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000


(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Document No. 2

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 50,000,000.00
    MATURING: 15-Oct-2004
    ISSUE DATE: 15-Apr-2003
    ISIN: XS0166858018

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Jan-2004 to 15-Apr-2004 HAS BEEN FIXED AT 1.180000 PCT.

INTEREST PAYABLE VALUE 15-Apr-2004 WILL AMOUNT TO
USD 298.28 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

Northern Rock PLC

RE: NORTHERN ROCK PLC
    USD 5,350,000.00
    MATURING: 18-Jan-2005
    ISSUE DATE: 15-Dec-2000
    ISIN: XS0121906621

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Jan-2004 to 15-Apr-2004 HAS BEEN FIXED AT 1.200000 PCT.

INTEREST PAYABLE VALUE 15-Apr-2004 WILL AMOUNT TO
USD 3.03 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,750,000.00
    MATURING: 15-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178852199

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Jan-2004 to 15-Apr-2004 HAS BEEN FIXED AT 4.116250 PCT.

INTEREST PAYABLE VALUE 15-Apr-2004 WILL AMOUNT TO
GBP 102.62 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5

Northern Rock PLC

RE: NORTHERN ROCK PLC
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jan-2004 to 19-Feb-2004 HAS BEEN FIXED AT 0.196670 PCT.

INTEREST PAYABLE VALUE 19-Feb-2004 WILL AMOUNT TO
CHF 1.69 PER CHF 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 6

Northern Rock PLC

RE: NORTHERN ROCK PLC
    JPY 25,000,000,000.00
    MATURING: 19-Jan-2006
    ISSUE DATE: 19-Feb-2003
    ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Jan-2004 to 19-Apr-2004 HAS BEEN FIXED AT 0.108750 PCT.

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO
JPY 275.00 PER JPY 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 7

                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 16 January 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 3,750 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 15,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,410,975 Shares representing 1.52% of the Company's issued share capital.





                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  19 January 2004          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary